As filed with the Securities Exchange Commission on February 2, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FRANKLIN COVEY CO.
(Exact Name of Registrant as Specified in its Charter)

Utah (State or other jurisdiction of incorporation or organization)	87-0401551 (I.R.S. Employer Identification No.)
2200 West Parkway Boulevard Salt Lake City, Utah 84119-2099 (801) 817-1776 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert A. Whitman
President and Chief Executive Officer
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2099
(801) 817-1776
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to: Nolan S. Taylor, Esq. DORSEY & WHITNEY LLP 170 South Main Street, Suite 900 Salt Lake City, Utah 84101-1655 Telephone: (801) 933-7360 Facsimile: (801) 933-7373

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common stock, $0.05 par value per share, underlying warrants	325,686	$8.00	$2,605,488	$278.79

(1)	This Registration Statement also covers such indeterminate number of additional shares as may become issuable pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, as a result of anti-dilution adjustments.
(2)	For purposes of calculating the registration fee for the common shares underlying the warrants, based on the highest exercise price of the warrants pursuant to Rule 457(g) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion: Dated February 2, 2006

FRANKLIN COVEY CO.

325,686 Shares of Common Stock

On March 8, 2005, we completed a recapitalization that effectively bifurcated our outstanding Series A Preferred Stock into two separate securities: (1) new Series A Preferred Stock with revised terms and rights and (2) warrants to purchase shares of common stock at $8.00 per share with an eight-year exercise period. This prospectus relates to the sale, transfer or distribution of up to 325,686 shares of our common stock, $0.05 par value per share, issuable upon the exercise of such warrants. We will receive the proceeds from the exercise of the warrants. We will not receive any proceeds from the further sale of the common stock issuable upon the exercise of those warrants.

Our common stock is listed and traded on the New York Stock Exchange under the symbol “FC.” On February 1, 2006, the average of the high and low prices of our common stock on the NYSE was $7.10 per share.

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The shares of common stock offered or sold under this prospectus involve a high degree of risk. You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing any of the shares of common stock offered under this prospectus.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
____________________________

The date of this prospectus is     , 2006.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
____________________________

In this prospectus, “we,” “us,” “our” and “FranklinCovey” refers to Franklin Covey Co. and each of its operating divisions and subsidiaries.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including the risks discussed under the caption “Risk Factors” and the information incorporated by reference from our periodic reports, for important information regarding our company and our common stock before making the decision to invest.

General

We seek to improve the effectiveness of organizations and individuals. We are a worldwide leader in providing integrated learning and performance solutions to organizations and individuals that are designed to enhance strategic execution, productivity, leadership, sales force performance, effective communications, and other skills. Each performance solution may include products and services that encompass training and consulting, assessment, and various application tools that are generally available in electronic or paper-based formats. Our products and services are available through professional consulting services, public workshops, retail stores, catalogs, and the Internet at www.franklincovey.com. Historically, our best-known offerings include the FranklinCovey PlannerTM and a suite of new and updated individual-effectiveness and leadership-development training products based on the best-selling book The 7 Habits of Highly Effective People. We also offer a range of training and assessment products to help organizations achieve superior results by focusing and executing on top priorities, building the capability of knowledge workers, and aligning business processes. These offerings include the popular workshop FOCUS: Achieving Your Highest PrioritiesTM, The 4 Disciplines of ExecutionTM, The 4 Roles of LeadershipTM, Building Business Acumen: What the CEO Wants You to KnowTM, the Advantage Series communication workshops, and the Execution Quotient (xQTM) organizational assessment tool. Nearly 1,500 FranklinCovey associates world-wide delivered timeless and universal curriculum and effectiveness tools to more than five million customers in fiscal 2005.

Preferred Stock Recapitalization

On March 8, 2005, we completed a recapitalization transaction which resulted in substantial changes to the terms and rights of our Series A Preferred Stock. This transaction was designed to establish the foundation and flexibility for future actions which could create value for holders of our common stock. The recapitalization effectively bifurcated the outstanding Series A Preferred Stock into two separate securities: (1) new Series A Preferred Stock with revised terms and rights and (2) warrants to purchase shares of common stock at $8.00 per share with an eight-year exercise period. In the recapitalization, we also amended the terms and rights of our Series B Preferred Stock to make it substantively identical to our Series A Preferred Stock except that it does not have common stock equivalent voting rights.

In connection with the recapitalization, we amended and restated our articles of incorporation to eliminate the convertibility of the Series A Preferred Stock and Series B Preferred Stock into common stock and to otherwise amend the designations, voting powers, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions of the Series A Preferred Stock and the Series B Preferred Stock, and to make other miscellaneous changes to our articles of incorporation. Among other things, each share of Series A Preferred Stock will, immediately prior to any transfer to a transferee other than an affiliate, five percent equity holder, immediate family member or trust for the benefit of the transferring holder, convert automatically into one share of Series B Preferred Stock.

Corporate Information

We were organized as a Utah corporation on December 2, 1983. Our principal executive offices are located at 2200 West Parkway Boulevard, Salt Lake City, Utah 84119. Our telephone number at that location is (801) 817-1776. Our website is located at www.franklincovey.com. The information contained on our website is not part of this prospectus.

The Offering

Securities offered	Up to 325,686 shares of common stock issuable upon exercise of our warrants.
Use of proceeds	The net proceeds, if any, from the exercise of the warrants will be used for working capital and general corporate purposes.
Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.
NYSE symbol for common stock	FC

RISK FACTORS

Business Environment and Risk

Our business environment, current domestic and international economic conditions, and other specific risks may affect our future business decisions and financial performance. The matters discussed below may cause our future results to differ from past results or those described in forward-looking statements and could have a material adverse effect on our business, financial condition, liquidity, results of operations, and stock price.

We have experienced significant declines in sales and corresponding net losses in recent fiscal years and we may not be able to return to consistent profitability

Although our sales increased in fiscal 2005 compared to fiscal 2004, we have experienced significant sales declines in prior years. Our sales during fiscal 2005 were $283.5 million compared to $275.4 million in fiscal 2004 and $307.2 million in fiscal 2003. While our net income (before preferred dividends and recapitalization loss) has improved to $10.2 million in fiscal 2005, declining sales have also had a corresponding adverse impact upon our operating results during prior fiscal years and we have reported net losses totaling $10.2 million in fiscal 2004 and $45.3 million in fiscal 2003. Our sales for the first quarter of fiscal 2006, which ended November 26, 2005, were $72.4 million compared to $69.1 million for the quarter ended November 27, 2004. Our net income improved to $3.2 million for the quarter ended November 26, 2005 compared to $1.5 million in the same quarter of the prior fiscal year. We continue to implement initiatives designed to increase our sales and improve our operating results, and have recognized significant improvements in recent years, however, we cannot assure you that we will return to consistently profitable operations.

In addition to declining sales, we have faced numerous challenges that have affected our operating results in recent years. Specifically, we have experienced, and may continue to experience, the following:

•	Declining traffic in our retail stores and consumer direct channel
•	Increased risk of excess and obsolete inventories
•	Operating expenses that, as a percentage of sales, have exceeded our desired business model
•	Costs associated with exiting unprofitable retail stores

Our results of operations are materially affected by economic conditions, levels of business activity, and other changes experienced by our clients

Uncertain economic conditions continue to affect many of our clients’ businesses and their budgets for training, consulting, and related products. Such economic conditions and budgeted spending are influenced by a wide range of factors that are beyond our control and that we have no comparative advantage in forecasting. These conditions include:

•	The overall demand for training, consulting, and our related products
•	Conditions and trends in the training and consulting industry
•	General economic and business conditions
•	General political developments, such as the war on terrorism, and their impacts upon our business both domestically and internationally
•	Natural disasters

In addition, our business tends to lag behind economic cycles and, consequently, the benefits of any economic recovery may take longer for us to realize than other segments of the economy. Future deterioration of economic conditions, particularly in the United States, could increase these effects on our business.

We may not be able to compensate for lower sales or unexpected cash outlays with cost reductions significant enough to generate positive net income

Although we have initiated cost-cutting efforts that have included headcount reductions, retail store closures, consolidation of administrative office space, and changes in our advertising and marketing strategy, if we are not able to prevent further revenue declines or achieve our growth objectives, we will need to further reduce our costs. An unintended consequence of additional cost reductions may be reduced sales. If we are not able to effectively reduce our costs and expenses commensurate with, or at the same pace as, any further deterioration in our sales, we may not be able to generate positive net income or cash flows from operations. Although we have experienced improved cash flows from operations during fiscal 2005 and 2004, an inability to maintain or continue to increase cash flows from operations may have an adverse impact upon our liquidity and ability to operate the business. For example, we may not be able to obtain additional financing or raise additional capital on terms that would be acceptable to us.

We are unable to predict the exact amount of cost reductions required for us to generate increased cash flows from operations because we cannot accurately predict the amount of our future sales. Our future sales performance depends, in part, on future economic and market conditions, which are not within our control.

Our global operations pose complex management, foreign currency, legal, tax, and economic risks, which we may not adequately address

We have company-owned offices in Australia, Brazil, Canada, Japan, Mexico, and the United Kingdom. We also have licensed operations in numerous other foreign countries. As a result of these foreign operations and their growing impact upon our results of operations, we are subject to a number of risks, including:

•  Restrictions on the movement of cash
•  Burdens of complying with a wide variety of national and local laws
•  The absence in some jurisdictions of effective laws to protect our intellectual property rights
•  Political instability
•  Currency exchange rate fluctuations
•  Longer payment cycles
•  Price controls or restrictions on exchange of foreign currencies

While we are not currently aware of any of the foregoing conditions materially adversely affecting our operations, these conditions, which are outside of our control, could change at any time.

We operate in a highly competitive industry

The training and consulting industry is highly competitive with a relatively easy entry. Competitors continually introduce new programs and products that may compete directly with our offerings. Larger and better capitalized competitors may have enhanced abilities to compete for clients and skilled professionals. In addition, one or more of our competitors may develop and implement training courses or methodologies that may adversely affect our ability to sell our methodologies to new clients.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs

Our profit margin on training services is largely a function of the rates we are able to recover for our services and the utilization, or chargeability, of our trainers, client partners, and consultants. Accordingly, if we are unable to maintain sufficient pricing for our services or an appropriate utilization rate for our training professionals without corresponding cost reductions, our profit margin and overall profitability will suffer. The rates that we are able to recover for our services are affected by a number of factors, including:

•	Our clients’ perceptions of our ability to add value through our programs and products
•	Competition
•	General economic conditions
•	Introduction of new programs or services by us or our competitors
•	Our ability to accurately estimate, attain, and sustain engagement sales, margins, and cash flows over longer contract periods

Our utilization rates are also affected by a number of factors, including:

•	Seasonal trends, primarily as a result of scheduled training
•	Our ability to forecast demand for our products and services and thereby maintain an appropriate headcount in our employee base
•	Our ability to manage attrition

Our profitability is also a function of our ability to control costs and improve our efficiency in the delivery of our products and services. Our cost-cutting initiatives, which focus on reducing both fixed and variable costs, may not be sufficient to deal with downward pressure on pricing or utilization rates. As we introduce new programs and seek to increase the number of our training professionals, we may not be able to manage a significantly larger and more diverse workforce, control our costs, or improve our efficiency.

Our new training programs and products may not be widely accepted in the marketplace

In an effort to improve our sales performance, we have made significant investments in new training and consulting offerings such as the 4 Disciplines of Execution. Additionally, we have invested in our existing programs in order to refresh these programs and keep them relevant in the marketplace, including the newly revised The 7 Habits of Highly Effective People curriculum. We expect that these new programs, combined with new product offerings, will contribute to future growth in our revenue. Although we believe that our intellectual property is highly regarded in the marketplace, the demand for these new programs and products is still emerging. If our clients’ demand for these new programs and products does not develop as we expect, or if our sales and marketing strategies for these programs are not effective, our financial results could be adversely impacted and we may need to change our business strategy.

If we are unable to attract, retain, and motivate high-quality employees, we will not be able to compete effectively and will not be able to grow our business

Due to our reliance on customer satisfaction, our overall success and ability to grow are dependent, in part, on our ability to hire, retain, and motivate sufficient numbers of talented people with the necessary skills needed to serve clients and grow our business. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have a serious adverse effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our sales.

We continue to offer a variable component of compensation, the payment of which is dependent upon our sales performance and profitability. We adjust our compensation levels and have adopted different methods of compensation in order to attract and retain appropriate numbers of employees with the necessary skills to serve our clients and grow our business. We may also use equity-based performance incentives as a component of our executives’ compensation, which may affect amounts of cash compensation. Variations in any of these areas of compensation may adversely impact our operating performance.

We may experience foreign currency gains and losses

We conduct a portion of our business in currencies other than the United States dollar. As our international operations continue to grow and become a larger component of our financial results, our revenues and operating results may be adversely affected when the dollar strengthens relative to other currencies and are positively affected when the dollar weakens. In order to manage a portion of our foreign currency risk, we make limited use of foreign currency derivative contracts to hedge certain transactions and translation exposure. There can be no guarantee that our foreign currency risk management strategy will be effective in reducing the risks associated with foreign currency transactions and translation.

Our product sales may continue to decline and result in changes to our profitability

In recent years, our product sales have declined. These product sales, which are primarily delivered through our retail stores, consumer direct channels (catalog call center and eCommerce), wholesale, and government product channels have historically been very profitable for us. However, due to recent declines, we have reevaluated our product business and have taken steps to restore its profitability. These initiatives have included hiring an additional sales force based at certain retail stores, retail store closures, transitioning catalog customers to our eCommerce site, outsourcing our government products channel, and increasing our business through wholesale channels. However, these initiatives may also result in decreased gross margins on our product sales if lower-margin wholesale sales continue to increase. If product sales continue to decline or gross margins decline, our product sales strategies may not be adequate to return our product delivery channels to past profitability levels.

Our strategy of outsourcing certain functions and operations may fail to reduce our costs for these services

We have an outsourcing contract with Electronic Data Systems (EDS) to provide warehousing, distribution, information systems, and call center operations. Under terms of the outsourcing contract and its addendums, EDS operates our company’s primary call center, provides warehousing and distribution services, and supports our company’s various information systems. Certain components of the outsourcing agreement contain minimum activity levels that we must meet or we will be required to pay penalty charges. If these activity levels are not achieved, we may not realize anticipated benefits from the EDS outsourcing agreement in these areas.

Our outsourcing contracts with EDS contain early termination provisions that we may exercise under certain conditions. However, in order to exercise the early termination provisions, we would have to pay specified penalties to EDS depending upon the circumstances of the contract termination.

We have significant intangible asset balances that may be impaired if cash flows from related activities decline

At November 26, 2005, we had $82.2 million of intangible assets, which were primarily generated from the fiscal 1997 merger with the Covey Leadership Center. These intangible assets are evaluated for impairment based upon cash flows (definite-lived intangible assets) and estimated royalties from revenue streams (indefinite-lived intangible assets). Although our current sales and cash flows are sufficient to support these intangibles, if our sales and corresponding cash flows decline, we may be faced with significant asset impairment charges.

Our sales are subject to changes in consumer preferences and buying trends

Our product sales are subject to changing consumer preferences and difficulties in anticipating or forecasting these changes may result in adverse consequences to our sales. Although we continue to have a substantial loyal customer base for many of our existing products, changes in consumer preferences, such as a shift in demand from paper-based planners to handheld electronic devices or other technology products, may have an adverse impact upon our sales. While we have experienced stabilizing sales in our core products (paper-based planners, binders, and accessories) during fiscal 2005, we are still subject to consumer preferences for these products.

Our future quarterly operating results are subject to factors that can cause fluctuations in our stock price

Historically, our stock price has experienced significant volatility. We expect that our stock price may continue to experience volatility in the future due to a variety of potential factors that may include the following:

•  Fluctuations in our quarterly results of operations and cash flows
•  Variations between our actual financial results and market expectations
•  Changes in our key balances, such as cash and cash equivalents
•  Currency exchange rate fluctuations
•  Unexpected asset impairment charges
•  No analyst coverage

In addition, the stock market has experienced substantial price and volume fluctuations over the past several quarters that has had some impact upon our stock and other stock issues in the market. These factors, as well as general investor concerns regarding the credibility of corporate financial statements and the accounting profession, may have a material adverse effect upon our stock in the future.

We may need additional capital in the future, and this capital may not be available to us on favorable terms

We may need to raise additional funds through public or private debt offerings or equity financings in order to:

•  Develop new services, programs, or products
•  Take advantage of opportunities, including expansion of the business
•  Respond to competitive pressures

We may be unable to obtain the necessary capital on terms or conditions that are favorable to us.

We are the creditor for a management common stock loan program that may not be fully collectible

We are the creditor for a loan program that provided the capital to allow certain management personnel the opportunity to purchase shares of our common stock. For further information regarding our management common stock loan program, refer to Note 11 to our August 31, 2005 consolidated financials statements. The inability of our company to collect all, or a portion, of these receivables could have an adverse impact upon our financial position and future cash flows compared to full collection of the loans.

We may have exposure to additional tax liabilities

As a multinational company, we are subject to income taxes as well as non-income based taxes, in both the United States and various foreign tax jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the normal course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. As a result, we are regularly under audit by tax authorities. Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of tax audits will not be different from what is reflected in our historical income tax provisions and accruals.

We are also subject to non-income taxes, such as payroll, sales, use, valued-added, and property taxes in both the United States and various foreign jurisdictions. We are regularly under audit by tax authorities with respect to these non-income taxes and may have exposure to additional non-income tax liabilities.

We may be exposed to potential risks relating to internal controls procedures and our ability to have those controls attested to by our independent auditors

While we believe that we can comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, our failure to document, implement, and comply with these requirements may harm our reputation and the market price of our stock could suffer. We may be exposed to risks from recent legislation requiring companies to evaluate their internal controls and have those controls attested to by their independent auditors. We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors attest to, our internal controls, as a required part of our Annual Report on Form 10-K beginning with our report for the fiscal year ended August 31, 2006.

At present, there is little precedent available with which to measure compliance adequacy. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, our reputation, financial results, and market price of our stock could suffer.

We may elect to use our cash to redeem shares of preferred stock, which may decrease our ability to respond to adverse changes

Our outstanding preferred stock bears a cumulative dividend equal to 10 percent per annum. During fiscal 2005, we utilized a portion of the proceeds from the sale of our corporate headquarters to redeem $30.0 million of our preferred stock. Subsequent to August 31, 2005, we redeemed an additional $10.0 million of preferred stock and amended the terms of our preferred stock recapitalization that was completed in fiscal 2005 to extend the period during which we can redeem preferred stock at an amount equal to the liquidation preference. We anticipate that we may redeem additional shares of preferred stock in the future to the extent that we believe sufficient cash is available to do so. Any such redemptions will reduce our cash on hand and may reduce our ability to adequately respond to any future adverse changes in our business and operations, whether anticipated or unanticipated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” “predict,” “continue,” “will” and “may” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management at the time they are made based on information currently available to management. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

In the event of full cash exercise of all warrants, we estimate that the net proceeds to us would be approximately $2,605,488 (exclusive of related expenses). The actual exercise of any of these securities, however, is beyond our control and depends on a number of factors, including the market price of our common stock. There can be no assurance that any of the warrants will be exercised.

Additionally, upon exercise of a warrant, holders may choose, or we may elect to require, any warrant exercise to be a net exercise in which the exercising holder would receive fewer shares of common stock, depending on the fair market value of the common stock at the time of exercise, than otherwise could be received upon an exercise for cash. We would receive no proceeds from any net exercise. Further, we, at our election, may choose, in the place of issuing any shares of common stock to such holder, to pay to any holder completing a net exercise of a warrant a cash amount equal to the fair market value of the shares of common stock that otherwise would be issuable to such holder in connection with such net exercise as opposed to issuing shares of common stock to the exercising holder. In this case, not only would we not receive any proceeds, but we would pay out cash to avoid issuing additional shares.

The net proceeds, if any, from the exercise of the warrants will be used for working capital and general corporate purposes. We will not receive any proceeds from the sale of any of the common stock issuable upon the exercise of the warrants.

PLAN OF DISTRIBUTION

We are offering shares of common stock issuable upon the exercise of the warrants issued in connection with a recapitalization of our company. Such warrants may be exercised by surrendering a duly executed Notice of Exercise and the warrant certificate, together with payment of the exercise price, to our principal office before 5:00 p.m. on the expiration date defined therein. If less than all of the warrants evidenced by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining number of warrants.

DESCRIPTION OF CAPITAL STOCK

The common stock registered by this prospectus is of the same class as other of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

The validity under the Utah Revised Business Corporation Act of the common stock offered by this prospectus has been passed on for us by Dorsey & Whitney LLP, Salt Lake City, Utah.

EXPERTS

The consolidated financial statements and financial statement schedule of Franklin Covey Co. as of August 31, 2005 and 2004 and for each of the years in the three-year period ended August 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit reports indicate that the consolidated financial statements as of August 31, 2004 and for each of the years ended August 31, 2004 and 2003 have been restated.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, we maintain an Internet website at www.franklincovey.com. We do not intend that our website be a part of this prospectus.
We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any such information superseded by information contained in later-filed documents or directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition:

(1)	Annual Report on Form 10-K for the year ended August 31, 2005, filed November 29, 2005;

(2)	Quarterly Report on Form 10-Q for the quarter ended November 26, 2005, filed January 10, 2006;

(3)	Current Reports on Form 8-K, filed January 24, 2006 and January 26, 2006; and

(4)
The description of our common stock contained in the Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, including any amendment or report filed under the Exchange Act of 1934, for the purpose of updating such description.

We also incorporate all documents we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the termination of this offering (except for information furnished under Items 2.02 or 7.01 of our current reports on Form 8-K). The information in these documents will update and supersede the information in this prospectus.

We will provide at no cost to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Investors should direct requests to Richard Putnam, Franklin Covey Co., 2200 West Parkway Boulevard, Salt Lake City, Utah 84119, telephone: (801) 817-1776.

FRANKLIN COVEY CO.

325,686

SHARES OF COMMON STOCK

PROSPECTUS

, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The Registrant will pay all reasonable expenses incident to the registration of the securities. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$279
Legal fees	$10,000
Accounting fees and expenses	$5,000
Printing and other expenses	$100

Total	$15,379

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 16-10a-902 of the Utah Revised Business Corporation Act (the “Revised Act”) provides that a corporation may indemnify any individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding, if: (a) his conduct was in good faith, (b) he reasonably believed that his conduct was in, or not opposed to, the corporation’s best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe such conduct was unlawful; provided, however, that a corporation may not indemnify a director under Section 16-10a-902 if (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his or her official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper benefit.

Section 16-10a-903 of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred in connection with the proceeding or claim with respect to which he has been successful.

In addition to the indemnification provided by Sections 902 and 903, Section 16-10a-905 of the Revised Act provides that, unless otherwise limited by a corporation’s articles of incorporation, a director may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction.

Section 16-10a-904 of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding upon the satisfaction of certain conditions.

Section 16-10a-907 of the Revised Act provides that, unless a corporation’s articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court-ordered indemnification under Section 905, in each case to the same extent as a director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

Section 16-10a-908 of the Revised Act provides that a corporation may purchase and maintain liability insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan against liability asserted against or incurred by the individual in that capacity or arising from his status as such, whether or not the corporation would have the power to indemnify him against the same liability under Section 902, 903, or 907 of the Revised Act.

Section 16-10a-909 of the Revised Act provides that a provision treating a corporation’s indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors or in a contract (except an insurance policy), or otherwise, is valid only if and to the extent the provision is not inconsistent with Sections 901 through 909 of the Revised Act. If the articles of incorporation limit indemnification or advancement of expenses, indemnification and advancement of expenses are valid only to the extent not inconsistent with the articles.

Our bylaws, as amended and restated, provide that we shall, to the fullest extent permitted, and in the manner required by the laws of the State of Utah, indemnify an individual made, or threatened to be made a party to a proceeding because he or she is or was a director, officer, employee or agent of us or of another enterprise at our request.

Our articles of incorporation provide that to the fullest extent permitted by the Revised Act, no director shall be liable to us or our shareholders for monetary damages. In addition, we are authorized to indemnify our directors and officers to the fullest extent permitted under applicable law.

Indemnification may be granted pursuant to any other agreement, bylaw, or vote of shareholders or directors. In addition to the foregoing, we maintain insurance from commercial carriers against certain liabilities which may be incurred by our directors and officers.

The foregoing description is necessarily general and does not describe all details regarding the indemnification of our officers, directors or controlling persons.

ITEM 16. EXHIBITS

Exhibit No.	Description
4.1
Specimen Certificate of the Registrant’s common stock, par value $0.05 per share (incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on May 26, 1992, Registration No. 33-47283).

4.2	Articles of Restatement filed January 30, 2006 amending and restating the Registrant’s Articles of Incorporation.
4.3
Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the Commission on April 17, 1992, Registration No. 33-47283).

5.1	Opinion of Dorsey & Whitney LLP.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page).

ITEM 17. UNDERTAKINGS
The undersigned Registrant hereby undertakes:

  (1)     To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 of Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 of section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnifications for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on February 2, 2006.

FRANKLIN COVEY CO.

By:	/s/ ROBERT A. WHITMAN
Robert A. Whitman
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Robert A. Whitman and Stephen D. Young, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ ROBERT A. WHITMAN	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	February 2, 2006
Robert A. Whitman

/s/ STEPHEN D. YOUNG	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 2, 2006
Stephen D. Young

/s/ CLAYTON M. CHRISTENSEN
Clayton M. Christensen	Director	February 2, 2006

/s/ STEPHEN R. COVEY
Stephen R. Covey	Director	February 2, 2006

/s/ ROBERT H. DAINES	Director	February 2, 2006
Robert H. Daines

/s/ E. J. “JAKE” GARN	Director	February 2, 2006
E. J. “Jake” Garn

/s/ DENNIS G. HEINER	Director	February 2, 2006
Dennis G. Heiner

/s/ DONALD J. MCNAMARA	Director	February 2, 2006
Donald J. McNamara

/s/ JOEL C. PETERSON	Director	February 2, 2006
Joel C. Peterson

/s/ E. KAY STEPP	Director	February 2, 2006
E. Kay Stepp

EXHIBIT INDEX

Exhibit No.	Description
4.1
Specimen Certificate of the Registrant’s common stock, par value $0.05 per share (incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on May 26, 1992, Registration No. 33-47283).

4.2	Articles of Restatement filed January 30, 2006 amending and restating the Registrant’s Articles of Incorporation.
4.3
Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the Commission on April 17, 1992, Registration No. 33-47283).

5.1	Opinion of Dorsey & Whitney LLP.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page).